SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DISMISSES AIR FRANCE'S FALSE CLAIMS

EU COURT HAS CONFIRMED THAT AIRPORT AGREEMENTS ARE LEGAL, AND RYANAIR DOES NOT RECEIVE STATE AID OR SUBSIDY

Ryanair, the world's favourite airline today (30th March 10) dismissed the recent false Air France claims that Ryanair receives subsidies or State Aid at its regional French airports.  Ryanair briefed the French media in Paris on the facts of the Dec 2008 European Court of First Instance (ECFI) Judgement which declared that Ryanair's long-term, low cost agreement at Brussels Charleroi Airport was lawful and so Ryanair did not receive either subsidy or State Aid.  The ECFI held that publicly owned airports like Brussels Charleroi were free to enter long-term, discounted arrangements with Ryanair (and other airlines) in return for new route and traffic growth and in so doing, the Court dismissed the EU Commission's claims that Ryanair's cost base at Charleroi included State aid or subsidies.

The ECFI also dismissed the EU Commission's original ruling (that Ryanair's discounted cost agreement with Brussels Charleroi was State Aid) as an "error of law" which "must be annulled".  The ECFI decision totally undermined the Commission's 2005 "Airport Guidelines" which were based on the Commission's original unlawful Charleroi decision.

This ECFI decision proves that the recent Air France claims were false.  Because the French regional airports are in public ownership, does not preclude those airports from (a) entering into long-term, low cost arrangements with airlines including Ryanair, in return for new route and traffic growth or (b) providing lower costs to reflect those lower cost facilities which low fare airlines such as Ryanair actually use.  This issue was tested in the French Courts by Air France's challenge to Ryanair's low cost base at Marseille, where Ryanair uses the low cost, inferior MP2 Terminal, yet has delivered rapid traffic growth on international flights, whereas Air France continues to use the higher cost MP1 Terminal for its domestic services.  Marseille Airport have repeatedly offered Air France (among others) lower cost facilities in the lower cost MP2 Terminal, yet Air France has refused to move there or to commit to the level of traffic growth which Ryanair has delivered.

Ryanair believes that these latest Air France claims are designed to hide the damage being done by Air France to French regional airports and tourism.  Air France is restricting the growth of regional airports and tourism, by offering only domestic connections to its hubs at Paris CDG and Orly.  This denies many regional French airports the opportunity to develop international services or low fare flights, which is why so many of these airports now work in partnership with Ryanair to develop the routes that Air France has denied them for many years.  Ryanair routes and tourism investment in France has the support of the French regions and is opposed only by Air France, which would appear to want to block competition and consumer choice and force millions of French consumers and visitors to take high fare connections across Air France's hub in Paris, rather than flying direct to the regional French airports.

Ryanair also highlighted at its Paris press conference that it is Air France which has been repeatedly found by the EU Commission to have received unlawful State Aid in the form of discounted airport charges on domestic routes and other direct State subventions.  In total Ryanair believes that Air France has already been proven by the European Commission to have received in excess of €1billion in unlawful State Aid since 1994. In addition, Air France's subsidiary, KLM, received over €400 million in State aid at Amsterdam airport in 2008/2009.

Speaking today in Paris, Ryanair's Michael O'Leary said:

"There is no basis for Air France's false claims that Ryanair receives subsidies or State Aid.  The European Court of First Instance has already analysed and dismissed similar claims in the case of Brussels Charleroi as recently as December 2008.  The European Court decision has totally undermined the EU Commission's 2005 "Airport Guidelines" and dooms Air France's claims to failure, as similar claims have previously failed in the European Courts and in the French Courts in Marseille.

"It is remarkable that Air France should falsely accuse Ryanair of receiving subsidies or State Aid, when it is Air France which has been repeatedly found by the EU Commission to have received subsidies and unlawful State Aid.  In total over the past 2 decades, Air France and KLM have received unlawful State Aid subsidies of well over €1bn.

"Ryanair remains committed to investing in new aircraft, new routes, traffic growth and jobs at the 25 regional French airports where in 2010 Ryanair will carry over 7m passengers, sustaining over 7,000 jobs in the regions of France.  Our Marseille base continues to grow from strength to strength, which proves that there is enormous demand from French consumers/visitors for Ryanair's low fare direct services to the regions and we will continue to grow those services by investing in France, while we continue to defeat these false claims and misguided legal actions by Air France".

Ends.                                                    Tuesday, 30th March 2010

For further information
please contact:                                   Stephen McNamara              Pauline McAlester
                                                                Ryanair Ltd                             Murray Consultants
                                                                Tel: +353-1-8121212             Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  30 March 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary